UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zhaopin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

98954L103

(CUSIP Number)

Katie Andrews

c/o Consolidated Press Holdings Pty Limited

Level 39

161 Castlereagh Street

Sydney, NSW 2000

Australia

+61 (0)2 9268 9800

with copies to:

Elizabeth Pagel Serebransky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Consolidated Press International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. CPH Zhaopin Holdings Unit Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. Ridgegate Proprietary Limited, as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 98954L103

1	NAME OF REPORTING PERSON. James D. Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Consolidated Press International Holdings Limited (“CPIH”), CPH Zhaopin Holdings Unit Trust (“CPH Trust”), Ridgegate Proprietary Limited (“Ridgegate”), as Trustee of the CPH Trust, and James D. Packer (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2014 that reported the acquisition of Class A ordinary shares of the Issuer, par value $0.01 per share (the “Class A ordinary shares”), issuable upon conversion of Class B ordinary shares, par value $0.01 per share (the “Class B ordinary shares”), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 21, 2017.

Item 4 Purpose of Transaction

Item 4 is hereby amended by adding the following information at the end thereof:

On August 22, 2017, Ridgegate, in its capacity as trustee of the CPH Trust, and pursuant to a share purchase agreement, dated as of June 21, 2017, with Zebra Mergerco, Ltd. (“Merger Company”), an entity owned by affiliates of Hillhouse Capital Management and FountainVest Partners (the “Purchase Agreement”), sold, and Merger Company purchased, 16,666,666 Class B ordinary shares (the “Shares”) beneficially owned by the Reporting Persons for a price of $9.10 per share. Upon closing of the sale, the Shares automatically converted into Class A ordinary shares of the Issuer pursuant to the terms of the Issuer’s memorandum and articles of association. Following the closing of the sale of Shares pursuant to the Purchase Agreement, the Reporting Persons ceased to beneficially own any Class A ordinary shares of the Issuer.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A ordinary shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c) Except as set forth in Item 4 of Amendment No. 2 to this Schedule 13D, which is hereby incorporated by reference herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 of this Schedule 13D, has engaged in any transaction during the past 60 days in any Class A ordinary shares.

(d) Not applicable.

(e) On August 22, 2017, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of Class A ordinary shares.

Item 7 Materials to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order:

Exhibit	Description

99.5	Joint Filing Agreement, dated as of August 22, 2017, by and between Consolidated Press International Holdings Limited, CPH Zhaopin Holdings Unit Trust, Ridgegate Proprietary Limited and Mr. James Packer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2017

CONSOLIDATED PRESS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

CPH ZHAOPIN HOLDINGS UNIT TRUST

By: Ridgegate Proprietary Limited, as Trustee

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

RIDGEGATE PROPRIETARY LIMITED

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Title: Director

JAMES D. PACKER

*

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Packer and filed with the original Schedule 13D.

By:	/s/ Michael R. Johnston
Name: Michael R. Johnston
Attorney-in-Fact